Exhibit 99.1

Sierra Metals Reports Q4-2021 Financial Results at Its Sociedad Minera Corona Subsidiary in Peru

Consolidated Financial Results for Sierra Metals to Be Released on March 16, 2022

(All metal prices and amounts reported in USD)

TORONTO--(BUSINESS WIRE)--February 16, 2022--Sierra Metals Inc. (TSX:SMT, BVL:SMT, NYSE AMERICAN:SMTS) ("Sierra Metals" or the "Company") announces the filing of Sociedad Minera Corona S.A.'s ("Corona") unaudited Financial Statements and the Management Discussion and Analysis ("MD&A") for the fourth quarter of 2021 ("Q4 2021").

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated and have not been adjusted for the 18.2% non-controlling interest. Sierra Metals consolidated financial results will be released on March 16, 2022.

Corona's Highlights for the Three Months Ended December 31, 2021

  Revenues of $43.5 million vs. $45.2 million in Q4 2020
  Adjusted EBITDA of $19.1 million vs. $22.5 million in Q4 2020
  Total tonnes processed decreased by 11% to 277,531 vs. 311,946 in Q4 2020
  Net production revenue per tonne of ore milled increased by 2% to $151.25
  Cash cost per copper equivalent payable pound increased by 39% at $1.61 in Q4 2021
  All-in sustaining cost ("AISC") per copper equivalent payable increased 25% to $3.09 in Q4 2021
  Copper equivalent production of 12.6 million pounds vs. 18.4 million pounds in Q4 2020
  $32.9 million of cash and cash equivalents as at December 31, 2021
  $58.8 million of working capital as at December 31,2021

Luis Marchese, CEO of Sierra Metals, commented, "Despite the reduced production this quarter, on a year over year basis, the Mine’s performance reached its throughput targets. Although grades were lower, a 12% increase in annual throughput along with higher realized metal prices and lower treatment and refining charges, resulted in a 23% increase in revenue and a 33% increase in adjusted EBITDA.

He continued, “Production at Yauricocha was halted before the quarter’s end when the Mine achieved its annual permitted throughput of 1,256,450 tonnes. An 11% decrease in quarterly production, coupled with lower grades resulted in a 4% decrease in revenue and 15% decrease in adjusted EBITDA compared to Q4 2020. In 2022 we will have the benefit of a full year of consistent production at our higher permitted rate of 3,600 tonnes per day”.

He concluded, "As we resume normalized operations and staffing, the Mine will benefit from a reduction in operating expenditures which were temporarily higher due to the COVID-19 pandemic. In addition, overall efficiencies and performance should improve. Management remains committed on this continuous improvement path and looks forward to the advancement of important projects and exploration at Yauricocha during the year."

The following table displays selected financial information for the three months and year ended December 31, 2021:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended December 31,			Twelve Months Ended December 31,
per tonne metrics)	2021	2020	Var %	2021	2020	Var %

Revenue	$43,490	45,238	-4%	180,598	146,941	23%
Adjusted EBITDA (1)	19,107	22,496	-15%	88,003	66,306	33%
Cash Flow from operations	19,253	23,335	-17%	83,471	64,899	29%
Gross profit	20,879	21,785	-4%	84,262	62,826	34%
Income Tax Expense	(4,506)	(5,939)	-24%	(29,319)	(21,115)	39%
Net Income	9,479	10,686	-11%	34,967	27,350	28%

Net production revenue per tonne of ore milled (2)	151.25	148.13	2%	142.39	131.17	9%
Cash cost per tonne of ore milled (2)	64.54	62.44	3%	61.51	57.61	7%
Cash cost per copper equivalent payable pound (2)	1.61	1.16	39%	1.46	1.01	45%
All-In Sustaining Cost per copper equivalent payable pound (2)	3.09	2.47	25%	2.77	2.11	31%

(In thousands of US dollars, unless otherwise stated)	December 31, 2021	December 31, 2020

Cash and cash equivalents	$32,870	65,027
Assets	232,868	235,263
Liabilities	66,111	53,473
Equity	166,757	181,790

1 Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company's MD&A.

2 Cash cost per copper equivalent payable pound and All-In Sustaining Cost per copper equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost per copper equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company's MD&A.

Corona's Financial Highlights for the Three Months and Year Ended December 31, 2021

  Revenue of $43.5 million for Q4 2021, lower than the revenue of $45.2 million for the same quarter of 2020 mainly due to lower throughput and grades. Revenue of $180.6 million for the twelve-month period ended December 31, 2021 compared to $146.9 million for the same period of 2020. Annual revenue increased 23% due to combined impact of higher realized metal prices and 22% decrease in treatment and refining charges, which more than compensated for lower quantities of metal sales compared to 2020.
  Adjusted EBITDA of $19.1 million for Q4 2021 compared to $22.5 million for Q4 2020 and $88.0 million for the year ended December 31, 2021, compared to $66.3 million for the same period in 2020. The increase in adjusted EBITDA for the full year 2021 was driven mainly by the higher contribution per tonne of ore processed, attributable to higher metal prices as compared to 2020.
  Operating cash flows before movements in working capital was $19.3 million for Q4 2021, compared to $23.3 million for Q4 2020, and $83.5 million for the year ended December 31, 2021, compared to $64.9 million for the same period in 2020. The increase in operating cash flows resulted from the afore-mentioned improved gross margins due to higher realized metal prices compared to 2020.
  Cash and cash equivalents of $32.9 million as at December 31, 2021, compared to $65.0 million as at December 31, 2020. The decrease in cash and cash equivalents resulted from cash used in investing activities $37.9 million, payment of dividends of $49.9 million and intercompany advances of $5.0 million offset by operating cash flows of $60.7 million (after movement in working capital).
  Net income of $9.5 million, or $0.27 per share for Q4 2021, compared to net income of $10.7 million, or $0.30 per share for Q4 2020. Net income of $35.0 million, or $0.97 per share, for the year ended December 31, 2021, compared to $27.4 million, or $0.76 per share, for the same period in 2020.

Corona's Operational Highlights for the Three Months and Year Ended December 31, 2021

The following table displays the production results for the three months and year ended December 31, 2021. For further production details please refer the Company's Q4 production press release dated January 24, 2022:

Yauricocha Production	Three Months Ended December 31,			Twelve Months Ended December 31,
	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed	277,531	311,946	-11%	1,256,847	1,117,860	12%
Daily throughput	3,172	3,565	-11%	3,591	3,194	12%

Silver grade (g/t)	51.34	53.74	-4%	55.01	61.55	-11%
Copper grade	0.82%	0.95%	-14%	0.74%	1.08%	-31%
Lead grade	1.03%	1.15%	-10%	1.18%	1.45%	-19%
Zinc grade	2.82%	3.59%	-21%	3.23%	3.77%	-14%
Gold Grade (g/t)	0.53	0.57	-7%	0.48	0.61	-21%

Silver recovery	72.26%	79.80%	-9%	77.21%	81.53%	-5%
Copper recovery	76.44%	72.69%	5%	72.92%	74.20%	-2%
Lead recovery	86.55%	88.82%	-3%	88.76%	88.63%	0%
Zinc recovery	86.53%	87.62%	-1%	88.59%	88.13%	1%
Gold Recovery	20.24%	19.34%	5%	21.03%	19.72%	7%

Silver production (000 oz)	331	430	-23%	1,716	1,803	-5%
Copper production (000 lb)	3,836	4,759	-19%	14,856	19,726	-25%
Lead production (000 lb)	5,430	7,040	-23%	29,113	31,605	-8%
Zinc production (000 lb)	14,913	21,612	-31%	79,281	81,868	-3%
Gold Production (oz)	957	1,112	-14%	4,059	4,292	-5%

Copper equivalent pounds (000's)(1)	12,567	18,373	-32%	59,470	75,079	-21%

(1) Copper equivalent pounds for Q4 2021 were calculated using the following realized prices: $23.41/oz Ag, $4.40/lb Cu, $1.55/lb Zn, $1.06/lb Pb, $1,795/oz Au. Copper equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Copper equivalent pounds for full year 2021 were calculated using the following realized prices: $25.21/oz Ag, $4.23/lb Cu, $1.37/lb Zn, $1.00/lb Pb, $1,796/oz Au. Copper equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au.

  The Yauricocha mine processed 277,531 tons during Q4 2021, a decrease of 11% compared to Q4 2020, as mine operations were halted a few days before year-end to avoid exceeding the maximum permitted capacity1 for 2021. It may be noted that the mine operated at a high throughput for the first nine months of the year, which resulted in attaining the maximum annual permitted capacity before the end of the year.
  Yauricocha’s annual throughput was 1,256,847 tonnes, representing an increase of 12% as compared to the 2020 annual production. While the mine’s operational flexibility allowed for an increase in the throughput, accessing higher targeted grades remained a challenge throughout the year. The negative variations in the polymetallic ore resulted from the regulatory limitations to access some of the high-grade ore bodies. Also, copper sulfide grades were lower mainly due to the delays in the contribution of the Esperanza body due to ground conditions, which were controlled and corrected.
  Although higher throughput partially compensated for lower grades, metal production declined. Year over year copper equivalent production decreased 21% in 2021 compared to the prior year. 2021 annual production of silver, copper, lead, zinc and gold declined by 5%, 25%, 8%, 3% and 5% respectively compared to 2020 annual production.
  Cash cost per copper equivalent payable pounds of $1.61 for Q4 2021 compared to $1.16 for Q4 2020, due to the 28% decrease in copper equivalent pounds sold in Q4 2021 compared to the same quarter of 2020. For the twelve-month period ended December 31, 2021, cash costs per copper equivalent payable pound increased to $1.46 from $1.01 for the same period in 2020. The annual increase in cash costs was a combined result of higher operating costs, mainly related to additional contractors at higher costs, and the 21% decrease in copper equivalent pounds sold as compared to the year 2020.
  All-in sustaining cost ("AISC") per copper equivalent payable pound of $3.09 for Q4 2021 compared to $2.47 for Q4 2020 and $2.77 for the year ended December 31, 2021, compared to $2.11 for the same period in 2020. The increase in the AISC per copper equivalent payable pound for Q4 2021 and full year 2021 compared to the same periods in 2020 was a combined result of higher cash costs and sustaining capital expenditure, offset by the anticipated decrease in treatment and refining charges during 2021.

1. Maximum annual capacity of 1,256,850 tonnes calculated using permitted capacity of 3,000 tpd until June 15, 2021 and 3,600 thereafter on receipt of permit.

Sierra Metals to release Q4/YE 2021 Financial Results on March 16, 2022

The Company will release Q4-2021 financial results on Wednesday March 16, 2022, after the Market close. Senior Management will also host a webcast and conference call on Thursday March 17, 2022, at 10:30am EDT. Details of the Conference Call and Webcast are as follows:

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website. Please register at:

https://event.on24.com/wcc/r/3574382/FCCE4F2A0F9D10DD9ADA273BDF220BF7

The webcast, along with presentation slides, will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

US/CAN dial-in number (Toll Free): 1 844 200 6205
US dial-in number (Local): 1 646 904 5544
Canada dial-in number (Local): 1 226 828 7575
All other locations: +1 929 526 1599
Participant access code: 017137

Press *1 to ask a question, *2 to withdraw your question, or *0 for operator assistance.

Quality Control

All technical data contained in this news release has been reviewed and approved by:

Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc | Instagram: sierrametals

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2021 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 18, 2021 for its fiscal year ended December 31, 2020 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777